Filed Pursuant to Rule 433
Registration No. 333-145709
Registration No. 333-145709-01
August 27, 2007
PRICING TERM SHEET

6.300% Notes due 2017
Issuer:	Enterprise Products Operating LLC
Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.
Security:	6.300% Notes due September 15, 2017
Size:	$800,000,000
Maturity Date:	September 15, 2017
Coupon:	6.300%
Interest Payment Dates:	September 15 and March 15, commencing March 15, 2008
Price to Public:	99.953%
Benchmark Treasury:	4.750% due August 15, 2017
Benchmark Treasury Yield:	4.606%
Spread to Benchmark Treasury:	+ 170 bp
Yield:	6.306%
Make-Whole Call:	T + 25 bp
Expected Settlement Date:	September 4, 2007
CUSIP:	29379V AA1
Ratings:	Baa3 by Moody’s Investors Service, Inc.
BBB- by Standard & Poor’s Ratings Services
BBB- by Fitch Ratings
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Banc of America Securities LLC
RBS Greenwich Capital Markets, Inc.
Co-Managers:	BNP Paribas Securities Corp.
Mizuho Securities USA Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
Daiwa Securities America Inc.
BMO Capital Markets Corp.
DnB NOR Markets, Inc.
Société Générale
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Banc of America Securities LLC toll-free at 1-800-294-1322 or Greenwich Capital Markets, Inc. at 1-866-884-2071 or offeringmaterials@rbsgc.com.